August 30, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-0404

Re:	Ingles Markets, Incorporated Registration Statement on Form S-4, filed August 29, 2013 File No. 333-190895

Ladies and Gentlemen:

Ingles Markets, Incorporated, a North Carolina corporation (the “Company”), has filed the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) in respect of the Company’s offer to exchange (the “Exchange Offer”) up to $700.0 million aggregate principal amount of its 5.75% Senior Notes due 2023 (the “New Notes”), which are registered under the Securities Act of 1933, as amended (the “Act”), for $700.0 million aggregate principal amount of its outstanding 5.75% Senior Notes due 2023 (the “Original Notes”), which are not registered under the Act.  In connection with the Exchange Offer, the Company is registering the New Notes in reliance on the position enunciated by the staff of the Securities and Exchange Commission (the “SEC”) in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

In connection with the Exchange Offer, the Company hereby represents as follows:

1.
The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer, and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the registered Exchange Offer (1) could not rely on the staff position enunciated in Exxon Capital Holdings Corp. or similar letters and (2) must comply with registration and prospectus delivery requirements of the Act in connection with a secondary resale transaction.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S–K.

2.
A broker-dealer may participate in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making or other trading activities, provided that, in connection with any resales of New Notes received by such broker-dealer in exchange for such Original Notes in the Exchange Offer:

Securities and Exchange Commission
August 30, 2013

(i)
such broker-dealer must deliver a prospectus meeting the requirements of the Act, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name such broker-dealer or disclose the amount of New Notes held by such broker-dealer); and

(ii)	such broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the New Notes.

3.
The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act (as described in paragraph 2(i) above) in connection with any resale of such New Notes.

4.	The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision:

If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Act in connection with any resale of New Notes received in respect of such Original Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Act.

Respectfully yours,

INGLES MARKETS, INCORPORATED

By:	/s/ Ronald B. Freeman
Ronald B. Freeman Vice President–Finance and Chief Financial Officer